

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2021

Christian Hanke
Chief Financial Officer
Oatly Group AB
Stora Varvsgatan 6a
211 19 Malmö
Sweden

> **Re: Oatly Group AB**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted March 25, 2021**
> **CIK No. 0001843586**

Dear Mr. Hanke:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Confidential Draft Registration Statement on Form F-1 submitted March 25, 2021

Summary, page 1

1.  We note your disclosure in footnote 1 on page 121 that CR Holdings is indirectly and wholly owned by China Resources Company Limited and that the State-owned Assets Supervision and Administration Commission of the State Council of the People's Republic of China performs the duty of investor of China Resources Company Limited on behalf of the State Council. Please revise your disclosures on pages 18 and 50 to reflect the PRC's indirect ownership interest in your company.

Liquidity and Capital Resources, page 77

2.    Your disclosures indicate that in spring 2021, you will open your second U.S. facility and that three additional facilities in Singapore, Maanshan, China and Peterborough, the United Kingdom are currently under construction or in the planning stages.  Given that these appear to be material expenditures, please revise your disclosure to discuss the estimated cost and time frame of these projects and how you plan to finance them.

Additional Listing Agreement, page 122

3.    We note your response to prior comment 7.  Please revise to address the first sentence of that comment.

Consolidated Statement of Operations, page F-3

4.    Please relocate the subtotal line from below gross profit to above gross profit to ensure it is clear that gross profit is the net of revenue and cost of goods sold.

Notes to the Consolidated Financial Statements
33. Events after the end of the reporting period, page F-50

5.    Please revise your filing to disclose the date when the financial statements were authorized for issue and who gave that authorization.  Refer to paragraph 17 of IAS 10.

You may contact Mindy Hooker at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters.  Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:    Marc Jaffe